Exhibit 99.42

CONSENT OF P. COWLEY

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Loncor Resources Inc. with the United States Securities and Exchange Commission in connection with (1) the technical information in the Registrant’s Management Discussion and Analysis’ for the periods ended September 30, 2009, December 31, 2009, March 31, 2010, June 30, 2010 and September 30, 2010 and (2) the technical information in the Registrant’s material change report dated January 20, 2010 and (3) the technical information in the Registrant’s press release dated January 11, 2011, which include reference to the undersigned in connection with technical information relating to the properties described therein.

/s/ Peter Cowley

Name:  Peter Cowley, F.I.M.M.M.
Title:    President & Chief Executive Officer,
             Loncor Resources Inc.

Date: April 5, 2011